Exhibit (h.5)

Fund Accounting Servicing

Agreement

Exhibit A

Separate Series of Frontegra Funds, Inc.

Name of Series	Date Added

Frontegra Total Return Bond Fund	September 1, 1999
Frontegra Investment Grade Bond Fund	January 31, 2001
Frontegra IronBridge Small Cap Fund	August 1, 2002
Frontegra New Star International	October 28, 2003
Equity Fund
Frontegra IronBridge SMID Fund	June 30, 2004
Frontegra Netols Small Cap Value Fund	August 31, 2005